a

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of

February 2025

Vale S.A.

Praia de Botafogo nº 186, offices 1101, 1701 and 1801, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in the registration statements on Form F-3/A filed by us and Vale Overseas Limited with the U.S. Securities and Exchange Commission on April 25, 2023 (File Nos. 333-271248 and 333-271248-01, respectively), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Adriana Barbosa Areias
Name: Adriana Barbosa Areias Title: Attorney-in-fact

	By:	/s/ Rodrigo Sebollela Duque Estrada Regis
Name: Rodrigo Sebollela Duque Estrada Regis Title: Attorney-in-fact

Date: February 27, 2025

EXHIBIT INDEX

Exhibit Number
4.2	Amendment to the Second Supplemental Indenture, dated February 27, 2025
5.1	Opinion of Alexandre D’Ambrosio, General Counsel of Vale, dated February 27, 2025
5.2	Opinion of Walkers (Cayman) LLP, dated February 27, 2025
5.3	Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated February 27, 2025